CM

08029643

OCG Mail Processing Section

MAR 3 1 2008

Washington, DC 105

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C. Wainwright & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue, 12th Floor
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Michael Messenger (212) 856-5740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Messenger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. Wainwright & Co., Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

CHRISTINE HARRISON
Notary Public, State of New York
No. 01HA6125900
Qualified in Queens County
Term Expires April 25, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

H.C. WAINWRIGHT & CO., INC.

December 31, 2007

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
H.C. Wainwright & Co., Inc.

We have audited the accompanying statement of financial condition of H.C. Wainwright & Co., Inc. (the "Company"), a wholly-owned subsidiary of H.C. Wainwright & Co., Inc., as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H.C. Wainwright & Co., Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP

New York, New York
March 28, 2008

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

H.C. Wainwright & Co., Inc.
(A wholly-owned subsidiary of H.C. Wainwright Holding Corporation)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$ 388,577
Restricted cash	348,926
Due from brokers	3,032,065
Securities owned, at fair value	13,424,152
Investment banking fee receivable	130,000
Other assets	373,383
Furniture, equipment and leasehold improvements	355,484
Receivable from parent	48,555
Interest receivable	13,763
Total assets	$ 18,114,905

LIABILITIES AND STOCKHOLDER'S EQUITY

Securities sold, not yet purchased, at fair value	$ 12,992,438
Accounts payable and accrued expenses	335,443
Deferred rent liability	162,179
Commissions payable	66,918
Interest payable	25,759
	13,582,737
Commitments	
Subordinated liabilities	4,500,000
Stockholder's equity	
Common stock	883,863
Paid-in capital	18,030,173
Accumulated deficit	(18,783,818)
Treasury stock	(98,050)
Total stockholder's equity	32,168
Total liabilities and stockholder's equity	$ 18,114,905

The accompanying notes are an integral part of this statement.

H.C. Wainwright & Co., Inc.
(A wholly-owned subsidiary of H.C. Wainwright Holding Corporation)

STATEMENT OF OPERATIONS

Year ended December 31, 2007

Revenues	
Investment banking	$ 2,888,416
Gain on principal transactions, net	1,566,833
Interest and dividends	231,681
Other	5,817
Total revenues	4,692,747
Expenses	
Employee compensation and benefits	4,561,609
Interest	1,197,487
Professional fees	634,654
Brokerage information and research	1,034,278
Depreciation and amortization	100,984
Clearing fees	306,610
Operating	133,415
Occupancy and equipment	395,374
Office services and administration	118,184
Marketing and promotional	97,530
Insurance	95,462
Fees, dues and assessments	15,052
Total expenses	8,690,639
Net loss before income taxes	(3,997,892)
Income taxes	(690,000)
NET LOSS	$(4,687,892)

The accompanying notes are an integral part of this statement.

H.C. Wainwright & Co., Inc.
(A wholly-owned subsidiary of H.C. Wainwright Holding Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)

Year ended December 31, 2007

	Common shares	Common stock amount	Paid-in capital	Accumulated deficit	Treasury stock	Total
Balance, January 1, 2007	100,000	$883,863	$15,530,173	$(14,095,926)	$(98,050)	$ 2,220,060
Conversion of subordinated liabilities to equity	-	-	2,500,000	-	-	2,500,000
Net loss	-	-	-	(4,687,892)	-	(4,687,892)
Balance, December 31, 2007	100,000	$883,863	$18,030,173	$(18,783,818)	$(98,050)	$ 32,168

The accompanying notes are an integral part of this statement.

H.C. Wainwright & Co., Inc.
(A wholly-owned subsidiary of H.C. Wainwright Holding Corporation)

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

Year ended December 31, 2007

Balance, January 1, 2007	$7,000,000
Conversion of subordinated liabilities to equity	2,500,000
Balance, December 31, 2007	$4,500,000

The accompanying notes are an integral part of this statement.

H.C. Wainwright & Co., Inc.
(A wholly-owned subsidiary of H.C. Wainwright Holding Corporation)

STATEMENT OF CASH FLOWS

Year ended December 31, 2007

Cash flows from operating activities	
Net loss	$ (4,687,892)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation of fixed assets	100,984
(Increase) decrease in operating assets	
Restricted cash	(10,220)
Due from brokers	(662,875)
Securities owned, at market value	18,960,583
Investment banking fee receivable	(130,000)
Deferred tax receivable	690,000
Other assets	(126,624)
Receivable from parent	(48,555)
Interest receivable	359,512
(Decrease) increase in operating liabilities	
Securities sold, not yet purchased, at market value	(13,233,489)
Accounts payable and accrued expenses	(360,148)
Interest payable	(274,219)
Commissions payable	(98,005)
Net cash provided by operating activities	479,052
Cash flows from investing activities	
Acquisition of furniture, equipment and leasehold improvements	(152,585)
Net cash used in investing activities	(152,585)
Net increase in cash and cash equivalents	326,467
Cash, beginning of year	62,110
Cash, end of year	$ 388,577
Supplemental cash flow data:	
Interest paid	$ 1,566,928
Noncash information:	
Increase in reserve for deferred tax asset	$ 2,090,000
Conversion of subordinated liabilities to equity	$ 2,500,000

The accompanying notes are an integral part of this statement.

H.C. Wainwright & Co., Inc.
(A wholly-owned subsidiary of H.C. Wainwright Holding Corporation)

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A - ORGANIZATION

H.C. Wainwright & Co., Inc. (the "Company") (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation (the "Parent") is a Massachusetts incorporated broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"), formally the National Association of Securities Dealers, Inc. The Company is principally engaged in proprietary trading and investment banking activities. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2) (ii) of that rule.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1. *Liquidity*

As a result of the continuing losses of the Company and the current economic outlook, the Parent has provided written communication to the Company that indicates that they will continue to support and fund any cash needs of the Company in the future.

2. *Basis of Preparation*

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America

3. *Cash and Restricted Cash*

Cash consists of checking accounts and money market funds held with two nationally recognized banks. The Company has a restricted cash balance of $348,926 at December 31, 2007. This restricted cash supports a fully collateralized letter of credit for the lease of its New York City office space.

4. *Securities Transactions*

Proprietary securities transactions and related commission revenues and expenses are recorded in the financial statements on a trade-date basis. Securities owned at fair value consist of proprietary positions in bonds, equities and restricted stock, which are valued at their fair value which equals

NOTE B (continued)

market value except for warrants that are not readily marketable where fair value has been determined by management. Realized and unrealized gains or losses are recorded in the statement of operations. Securities owned may be pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or repledge the securities to others subject to certain limitations

5. *Depreciation and Amortization*

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

6. *Income Taxes*

The Company is included in the consolidated Federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company files on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company has an income tax expense of $690,000 due to the reversal of prior year asset.

Year	Loss	NOL	Expiration
2002	$1,878,630	$ 657,521	2017
2004	95,163	33,307	2019
2006	3,162,511	1,106,879	2021
2007	3,997,892	1,399,262	2022
Total	$9,134,196	3,196,969	
Less: Valuation Reserve		(3,196,969)	
Balance at 12/31/2007		$ -	

NOTE B (continued)

7. *Investment Banking*

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

8. *Use of Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

9. *Recent Accounting Pronouncements*

In September 2006, Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," was issued and is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the impact the adoption of SFAS No. 157 will have on the Company's financial statement disclosures.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109." FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. On February 1, 2008, the FASB decided to defer the effective date of FIN 48 for eligible nonpublic enterprises and to require those enterprises to adopt FIN 48 for annual periods beginning after December 15, 2007. Management is currently evaluating the impact the adoption of FIN 48 will have on the Company's financial statement disclosures.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $2,287,912, which was $2,187,912 in excess of its required minimum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 25.80%.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

The Company was in violation of its debt to equity ratio at December 31, 2007 and at various times during the year ended December 31, 2007. See Note L.

NOTE D - DUE FROM BROKERS

The Company conducts business with its clearing broker for its own proprietary accounts. The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to their clearance agreement. All securities owned, securities sold, but not yet purchased and the due from clearing broker reflected in the statement of financial condition are positions carried by and amounts due from this clearing broker. At December 31, 2007, the Company has a collateral balance of approximately $2,430,000, which is included in due from broker on the statement of financial condition.

NOTE E - SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Securities owned and sold, but not yet purchased, consist of trading and investment securities at fair value, as follows (in thousands):

	Owned	Sold, but, not yet purchased
Obligations of U.S. government	$ 1,694	$ 4,426
Corporate bonds	11,301	8,566
Corporate stocks	38	-
Option, warrants and other	391	-
Total	$13,424	$12,992

NOTE F - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations for its office space in New York City under the terms of a noncancelable operating lease agreement that expires in 2012. The lease agreement is with an affiliated company of the Parent. Rent expense for the year ended December 31, 2007 was $320,845, and is included in occupancy and equipment on the statement of operations. Future minimum annual rental commitments under this agreement are as follows:

Year ending December 31,	
2008	$ 339,051
2009	371,673
2010	382,823
2011	394,308
Thereafter	33,427
Total	$1,521,282

NOTE G - SAVINGS AND INVESTMENT PLAN

The Company provides a savings and investment plan for eligible employees. The plan is a defined contribution plan, which allows for a compensation reduction feature under Section 401(k) of the Internal Revenue Code. A matching employer contribution, not to exceed 6% of the employee's compensation for the plan year, may be made to each employee's account at the Company's discretion. The Company has made contributions in 2007 amounting to approximately $60,376.

NOTE H - RELATED-PARTY TRANSACTIONS

On March 27, 2007, the Parent elected to transfer $1,500,000 of the subordinated note to additional paid-in capital. On December 12, 2007, an additional amount of $1,000,000 was transferred to paid-in capital.

NOTE I - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. In addition, the Company maintains balances at its banks in excess of the Federal Deposit Insurance Corporation limits.

NOTE J - FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of such instruments, except for the subordinated borrowings.

The fair values of the Company's subordinated borrowings are determined using contractual cash flows discounted at current interest rates offered to the Company for debt with substantially the same characteristics and maturities. The fair values of such instruments approximate their carrying amounts at December 31, 2007.

NOTE K - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements consist of the following:

	December 31, 2007	Useful Life	
Computer and office equipment	$359,411	3-5	years
Furniture and fixtures	44,728	5-7	years
Leasehold improvements	97,276	6-7	years
	501,415		
Less accumulated depreciation and amortization	145,931		
Total	$355,484		

NOTE L - SUBSEQUENT EVENT

On March 27, 2008, the Parent elected to convert the remaining $4,500,000 subordinated liability with the Company to paid-in capital. This conversion will eliminate the violation of the debt to equity ratio and bring the Company into compliance with SEC rule 15c 3-1.

SUPPLEMENTARY INFORMATION

H.C. Wainwright & Co., Inc.
(A wholly-owned subsidiary of H.C. Wainwright Holding Corporation)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Net capital	
Stockholder's equity	$ 32,168
Additions	
Subordinated liabilities	4,500,000
Deductions	
Nonallowable assets	
Restricted cash	348,926
Securities with no ready market	429,365
Fixed assets, net of accumulated depreciation	355,485
Other	373,383
Total nonallowable assets	1,507,159
Tentative net capital	3,025,009
Haircut on securities	523,531
Undue concentration	213,566
Net capital	2,287,912
Minimum net capital requirement of reporting broker or dealer (the greater of $100,000, 6-2/3% of aggregate indebtedness, as defined)	100,000
Excess net capital	$2,187,912
Percentage of aggregate indebtedness to net capital	25.80%
Schedule of aggregate indebtedness	
Accounts payable and accrued expenses	$ 335,445
Interest payable	25,756
Commissions payable	66,918
Deferred rent liability	162,179
	$ 590,298

No material difference exists between the above computation and the computation included in the Company's unaudited Form X-17A-5 Part IIA filing, as amended.

END